Exhibit 99.1

MHG - NOTICE TO EXTRAORDINARY GENERAL MEETING

Marine Harvest ASA (NYSE: MHG OSE: MHG) will conduct an Extraordinary General Meeting in Bergen 16 October 2014. Attached please find the notice to the meeting, including a proposal from the nomination committee.

This information is subject of the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

MHG_notice_EGM_161014 : http://hugin.info/209/R/1857869/650593.pdf